Exhibit 16.1

April 2, 2009

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by Zoran Corporation (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 4.01 of Form 8-K, as part of the Form 8-K of Zoran Corporation dated April 3, 2009. We agree with the statements concerning our Firm in such Form 8-K, except that we have no basis to comment on the actions and decisions of the Audit Committee of Zoran Corporation at its March 25, 2009 meeting as it relates to the date of dismissal of our Firm. We were informed of our dismissal on March 30, 2009.

Very truly yours,

/s/ PricewaterhouseCoopers LLP